SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a)  AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )

TREE.COM, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

894675107

(CUSIP Number)

Douglas R. Lebda

c/o Tree.com, Inc.

11115 Rushmore Drive

Charlotte, North Carolina 28277

(704) 541-5351

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894675107

1	Name of Reporting Person Douglas R. Lebda

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,197,259

	8	Shared Voting Power 45,374

	9	Sole Dispositive Power 1,197,259

	10	Shared Dispositive Power 45,374

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,242,633

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.9%

14	Type of Reporting Person IN

CUSIP No. 894675107

1	Name of Reporting Person The Douglas R. Lebda Family Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 45,374

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 45,374

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,374

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person OO

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, $.01 par value, of Tree.com, Inc. (the “Company”).  The Company’s principal executive offices are located at 11115 Rushmore Drive, Charlotte, North Carolina 28277.

Item 2.	Identity and Background.

This  Schedule 13D is being filed on behalf of Douglas R. Lebda and The Douglas R. Lebda Family Trust (together, the “Reporting Persons”).   Certain information with respect to the Reporting Persons follows:

A.            Douglas R. Lebda

Mr. Lebda’s  principal business address is 11115 Rushmore Drive, Charlotte, North Carolina 28277.  Mr. Lebda’s present principal occupation is Chairman and Chief Executive Officer of Tree.com, Inc., 11115 Rushmore Drive, Charlotte, North Carolina 28277.  During the last five years, Mr. Lebda has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Mr. Lebda has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Lebda is a citizen of the United States.

B.            The Douglas R. Lebda Family Trust

The Douglas R. Lebda Family Trust (“Lebda Family Trust”) has a principal address at 345 East 73rd Street, Apt. 4E&F, New York, New York 10021-3756.  During the last five years, Lebda Family Trust has not been convicted in a criminal proceeding.  During the last five years, Lebda Family Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

The Reporting Persons acquired the shares of Common Stock with personal funds and, in the case of Mr. Lebda, in connection with compensation arrangements.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their shares for investment purposes and, in the case of Mr. Lebda, in connection with compensation arrangements.

The Reporting Persons may acquire or dispose of shares of Common Stock in the future depending upon market conditions, personal objectives and other facts and conditions.

Except as otherwise described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in:

(a)           The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)           Any change in the present  board of  directors  or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Company;

(f)            Any other material change in the Company’s business or corporate structure;

(g)           Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)           Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section  12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a),(b) Amount and Nature of Beneficial Ownership Reported.

The Reporting Persons collectively have beneficial ownership of an aggregate of 1,242,633 shares (or 11.9%) of the Company’s Common Stock.  The shares of Common Stock beneficially owned by the Reporting Persons are held as follows:

(i)            Douglas R. Lebda beneficially owns 1,242,633 shares of Common Stock, consisting of (A) 1,069,095 shares of Common Stock directly held by Mr. Lebda (as to which he has sole voting and dispositive power), (B) 10,194 shares of Common Stock issuable upon the exercise of stock options issued to Mr. Lebda that are presently exercisable or become exercisable within the next 60 days (as to which he has sole voting and dispositive power), (C) 117,970 shares of restricted Common Stock (as to which he has sole voting and dispositive power) and (D) 45,374 shares of Common Stock held by Lebda Family Trust (as to which he has shared voting and dispositive power).  Such shares represent 11.9% of the Company’s outstanding Common Stock.  The foregoing amounts exclude 1,179,700 shares of Common Stock issuable upon the exercise of stock options issued to Mr. Lebda that cliff vest on August 21, 2013.

(ii)           Lebda Family Trust beneficially owns 45,372 shares of Common Stock.  Such shares represent 0.4% of the Company’s outstanding Common Stock.

(c)           Recent Transactions.

In the past 60 days, none of the Reporting Persons had any transactions in the Common Stock except any transaction that may be deemed to have occurred as a result of the entry into the Stock Purchase Agreement on February 8, 2009.  Pursuant to the Stock Purchase Agreement, Mr. Lebda agreed to purchase 935,000 shares of Common Stock of the Company at a purchase price of $3.91 per share in a private placement transaction.  Mr. Lebda closed on the purchase of 467,500 shares on February 10, 2009 and has agreed to close on the purchase of the remaining 467,500 shares no later than April 11, 2009.

(d)           Certain Rights to Receive Dividends or Direct Sale Proceeds:

N/A

(e)           Ownership of Five Percent or Less of Class:

Mr. Lebda became the beneficial owner of more than 5% of the Common Stock of the Company on February 8, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 8, 2009, the Company entered into the Stock Purchase Agreement with Douglas R. Lebda, pursuant to which Mr. Lebda will purchase 935,000 shares of Common Stock.   The Common Stock purchased pursuant to the Stock Purchase Agreement is subject to certain transfer restrictions and vests over a 24-month period.  Unvested Common Stock held by Mr. Lebda is subject to a repurchase option in favor of the Company at $3.91 per share in the event of a change of control of the Company or if Mr. Lebda’s employment with the Company terminates for any reason other than (i) death, (ii) Disability, (iii) the Company’s termination of his employment without Cause or (iv) Mr. Lebda’s resignation from the Company for Good Reason (with such terms having the meaning provided them under Mr. Lebda’s employment agreement).  Pursuant to the Stock Purchase Agreement, Mr. Lebda closed on the purchase of 467,500 shares on February 10, 2009 and has agreed to close on the purchase of the remaining 467,500 shares no later than April 11, 2009.

On December 3, 2008, Mr. Lebda entered into a stock trading plan intended to satisfy the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, pursuant to which he may purchase Common Stock of the Company on the open market from time to time.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Name	Incorporated By Reference To

Exhibit 1	Stock Purchase Agreement, dated February 8, 2009, between Tree.com, Inc. and Douglas R. Lebda.	Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 11, 2009

Exhibit 2	Joint Filing Agreement	Filed Herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2009

/s/ Douglas R. Lebda
Douglas R. Lebda

/s/ David Rich
David Rich, as trustee of The Douglas R. Lebda Family Trust